UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 4, 2022**

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	IHC	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On January 4, 2022, Independence Holding Company (the "Company"), received a letter from the New York Stock Exchange ("NYSE") notifying the Company that the Company is noncompliant with Section 302 of the New York Stock Exchange Listed Company Manual (the "Manual") for failure to hold an annual meeting of stockholders for the fiscal year ended December 31, 2020 by December 31, 2021.

The Company postponed its 2021 annual meeting of stockholders because, as disclosed in a Definitive Proxy Statement and Rule 13e-3 Transaction Statement filed with the Securities and Exchange Commission ("SEC") on November 24, 2021, Geneve Holdings, Inc., which owns 62% of the Company, proposed to acquire all of the outstanding shares of common stock of the Company not already held by its subsidiaries or beneficially owned by any of its affiliates in a transaction that would be deemed to be a going-private transaction. In consultation with the Board of Directors and the special committee of the Board that was created to consider and evaluate the proposed transaction, the Company decided to postpone its 2021 annual meeting of stockholders, with the plan to schedule a meeting if the going-private transaction does not occur.

The NYSE also notified the Company that, on January 5, 2022, the Company will be added to the list of noncompliant issuers on its website, and a below compliance (".BC") indicator will be added to the Company's ticker symbol until the Company regains compliance with Section 302 of the Manual.

Additional Information about the Potential Going-Private Transaction and Where to Find It

In connection with the potential going-private transaction, the Company has filed relevant materials with the SEC, including a Definitive Proxy Statement and Rule 13e-3 Transaction Statement. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (AS WELL AS AMENDMENTS AND SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE POTENTIAL GOING-PRIVATE TRANSACTION. The Definitive Proxy Statement and other relevant materials, and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by directing a written request to: Independence Holding Company, 96 Cummings Point Road, Stamford, CT 06902, Attn: Secretary. Investors and security holders are urged to read the Proxy Statement and the other relevant materials when they become available before making any voting decision with respect to the potential going-private transaction.

This report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of the Company and their ownership of shares of the Company's common stock is set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on March 16, 2021, as amended by Amendment No. 1 to Form 10-K filed on April 30, 2021, and in subsequent documents filed and to be filed with the SEC, including the Proxy Statement referred to above. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests in the proposed going-private transaction, by security holdings or otherwise, are included in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Secretary of the Company at the address described above.

Forward-Looking Statements

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified by terminology such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions and are based largely on management's then-current expectations and projections about future events and financial trends as well as their beliefs and assumptions. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company's control. Actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with the ability to obtain the shareholder approval required to consummate the potential going-private transaction and the timing of the closing of the potential going-private transaction, including the risks that a condition to consummating the transaction would not be satisfied within the expected timeframe or at all or that the going-private transaction will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Agreement and Plan of Merger (the "Merger Agreement") for the acquisition by Geneve Holdings, Inc.; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, (iv) unanticipated difficulties or expenditures relating to the potential going-private transaction, the response of business partners and competitors to the announcement of the potential going-private transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the potential going-private transaction; (v) volatility and uncertainty in the financial markets and general economic conditions, which could have an adverse impact on the Company, and (vi) those risks detailed in the Definitive Proxy Statement and the Company's most recent Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q, and subsequent reports filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. Accordingly, forward-looking statements should not be relied upon as predictions of future events. The Company cannot ensure that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this current report relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

Date: January 10, 2022

By: /s/ Colleen P. Maggi

Name: Colleen P. Maggi
Title: Chief Financial Officer and
Corporate Vice President